August 7, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Larry Spirgel, Assistant Director

Re:	Objet Ltd.
Registration Statement on Form F-4
Filed on June 8, 2012 and amended on July 12, 2012 ,
August 1, 2012 and August 6, 2012
File No. 333-182025

Ladies and Gentlemen,

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, Objet Ltd. (the “Company”)  hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement on Form F-4 to 4:00 p.m. (Washington D.C. time) on August 8, 2012, or as soon as practicable thereafter.

In addition, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Timothy Moore of Cooley LLP, outside counsel to the Company, at (650) 843-5690.  In addition, please notify Mr. Moore when this request has been granted.

Thank you for your assistance.

OBJET LTD.

/s/ David Reis
Name: David Reis
Title: Chief Executive Officer

cc:	Kathleen Krebs
Reid Hooper
Robert S. Littlepage
Joseph Kempf
(Securities and Exchange Commission)

David Reis
Ilan Levin
(Objet Ltd.)

S. Scott Crump
Robert F. Gallagher
(Stratasys, Inc.)

J. David Chertok
David S. Glatt
Jonathan M. Nathan
(Meitar Liquornik Geva & Leshem Brandwein)

Timothy Moore
Marc Recht
(Cooley LLP)

Eric Honick
(McLaughlin & Stern, LLP)